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Exhibit 11.1

Piper Jaffray Companies
Earnings Per Share
(Dollars and Shares in Thousands, Except Per Share Data)

The components of earnings per share are:

	Pro Forma
	Nine Months Ended September 30, 2003		Year Ended December 31, 2002
	Actual	As Adjusted	Actual	As Adjusted
Net Income	$29,345.0	$29,038.0	$106.0	$7,483.0
Weighted-average Common Shares Outstanding	19,254.8	19,254.8	19,160.3	19,160.3
Net effect of the Assumed Purchase of Stock based on the Treasury Stock Method for Options and Stock Plans	375.5	375.5	282.9	282.9

Weighted-Average Diluted Common Shares Outstanding	19,630.3	19,630.3	19,443.1	19,443.1
Earning per share	$1.52	$1.51	$0.01	$0.39

Diluted earnings per share	$1.49	$1.48	$0.01	$0.38

Net effect of assumed purchase of stock based on treasury stock method for options:
Number of Dilutive Options Outstanding	2,195.4	2,195.4	1,673.3	1,673.3
Average Exercise Price	$18.87	$18.87	$17.80	$17.80

Proceeds	$41,418.6	$41,418.6	$29,782.7	$29,782.7
Average Share Price (for period)	$22.67	$22.67	$21.42	$21.42

Number of Shares Repurchased	1,827.0	1,827.0	1,390.4	1,390.4
Number of Dilutive Options Outstanding	2,195.4	2,195.4	1,673.3	1,673.3
Less: Number of Shares Repurchased	(1,827.0)	(1,827.0)	(1,390.4)	(1,390.4)

Diluted Shares for Options and Stock Plans	368.4	368.4	282.9	282.9

Net effect of assumed purchase of stock based on treasury stock method for restricted stock:
Restricted Shares Granted
Outstanding Shares	353.6	353.6	353.6	353.6
Average Grant Price	$21.76	$21.76	$21.76	$21.76

Value of Grants	$7,694	$7,694	$7,694	$7,694
Replacement Shares (as if issued at the beginning of period)	—	—
Average Grant Price	$—	$—

Value of Grants	$—	$—	$—	$—
Number of Unvested Shares
Outstanding Shares	177.7	177.7	270.5	270.5
Replacement Shares	—	—	—	—

	177.7	177.7	270.5	270.5
Unrecognized Deferred Compensation (assumed proceeds)
+ Outstanding Shares (value of unvested restricted shares)	$3,867.0	$3,867.0	$5,886.4	$5,886.4
+ Replacement Shares (value of unvested restricted shares)	—	—	—	—
- Recognized Compensation of Replacement Shares	—	—	—	—

	$3,867.0	$3,867.0	$5,886.4	$5,886.4
Average Share Price (for period)	$22.67	$22.67	$21.42	$21.42

Number of Potential Repurchased Shares	170.6	170.6	274.8	274.8
Number of Unvested Restricted Shares	177.7	177.7	270.5	270.5
Less: Number of Dilutive Shares Repurchased	170.6	170.6	270.5	270.5

Diluted Shares for Stock Plans	7.1	7.1	—	—

USB/PJC Share Conversion:
Weighted-Average Common Shares Outstanding	1,925,475.0	1,925,475.0	1,916,027.0	1,916,027.0
Exchange Ratio (USB shares for 1 Company share)	100.0	100.0	100.0	100.0

	19,254.8	19,254.8	19,160.3	19,160.3

Notes:

1.
Assumes a distribution date of September 30, 2003 and USB options are converted to Company options based on the anticipated option plan and using the number of options outstanding as of October 31, 2003.
2.
Option conversion assumes a USB stock price as of October 31, 2003 and a valuation of the Company of $650 million.
3.
Assumes a stock conversion ratio of 1 share of Company common stock for every 100 shares of USB common stock.
4.
Basic Shares:    Shares shall be included in Basic EPS as of the date that all necessary conditions have been satisfied. Outstanding shares that are contingently returnable (unvested) shall be included if the condition is satisfied by the end of the period (i.e. vested).
 Dilutive Shares: Diluted EPS shall be based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period.

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Piper Jaffray Companies Earnings Per Share (Dollars and Shares in Thousands, Except Per Share Data)